DUNDEE BANCORP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DUNDEE BANCORP INC. (the “Company” or “Dundee Bancorp”) is primarily a holding company dedicated to wealth management, real estate and resources, through a variety of activities and investments. Certain of these activities are carried out directly through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings. In each case, these investments include both publicly traded and private companies, and depending on the percentage ownership, will be afforded different accounting treatments in our consolidated financial statements.

Because we operate in three different industry sectors and because our investments differ by ownership, structure and associated accounting requirements, it often appears complex to analyze our results. It is important to mention that we do not view our Company as a fund, nor do we concern ourselves about the daily trading prices in the marketplace. For the most part, we have founded and built the companies that we own and we take an active role in their development, if necessary. As such, during any period, the market value of our holdings may change and the amounts that we record as investment gains and losses may fluctuate significantly.

This interim Management’s Discussion and Analysis has been prepared to include the requirements of Form 51-102F1 issued by the Canadian Securities Administrators and has been prepared with an effective date of May 7, 2004. The interim Management’s Discussion and Analysis provides an update on matters discussed in, and should be read in conjunction with, the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2003, found on pages 24 through 53 of the Company’s 2003 Annual Report.

Performance Measures and Basis of Presentation

Our interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are reported in Canadian dollars. We believe that important measures of our operating performance include certain measures that are not defined under GAAP and as such, may not be comparable to similar measures used by other companies. Throughout this discussion, there will be references to the following performance measures which management believes are relevant to an understanding of the economics of our business:

  “AUA” or “Assets under Administration” which represent the market value of client assets administered in respect of which Dundee Wealth Management Inc. (“Dundee Wealth) earns commissions, trailer fees and administrative and other similar fees. AUA are not reflected on the Company’s balance sheet. To the extent that AUA are managed by Dundee Wealth, such assets may also be included in their respective AUM.
  “AUM” or “Assets under Management” which represent the market value of client assets managed by Dundee Wealth on a discretionary basis in respect of which Dundee Wealth earns an investment management fee. AUM are not reflected on the Company’s balance sheet.
  “EBITDA” which represents earnings before interest, taxes, depreciation and amortization earned directly by Dundee Wealth. We use this measure as a supplement for net earnings and cash flows in the wealth management segment.
  “Operating Earnings before Interest, Taxes and Other Non Cash Items” and “Operating Earnings” are set out in the consolidated statements of operations of the Company. While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings of the Company.

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Accounting Policies and Estimates

Certain accounting policies are critical to understanding our results of operations and financial condition and some of these policies require us to make certain judgements and estimates on matters that are uncertain. Changes in estimates may have a material impact on our financial results and financial condition. Our significant accounting policies are disclosed in note 1 to our audited consolidated financial statements as at and for the year ended December 31, 2003 (“2003 Audited Financial Statements”). A detailed description of the judgements and estimates involved in the application of these accounting policies are provided on pages 26 through 28 of our 2003 Annual Report.

Changes in Accounting Policies Adopted in 2004

On January 1, 2004, we implemented several new accounting policies, some of which required restatement of prior period comparative information. Changes in significant accounting policies implemented during 2004 and their impact to the unaudited interim consolidated financial statements for the first quarter (“First Quarter Financial Statements”) are disclosed in note 1 to the First Quarter Financial Statements.

Future Accounting Changes

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), which provides guidance for applying consolidation to certain entities that are subject to control on a basis other than ownership or voting interest. AcG 15 will become effective for all reporting periods on or after November 1, 2004. The Company is currently evaluating the impact of applying these standards to existing variable interest entities.

Operating Segments

In our annual Management’s Discussion and Analysis, we discussed that our business changed as a result of significant transactions in both our wealth management and real estate business units. As a result, in the fourth quarter of 2003, we reevaluated the composition of our operating segments by combining our domestic and international wealth management operations, by including a newly created operating segment that will encompass our real estate operations, and by segregating our resource based investments from our other investment holdings. The comparative information presented as at and for the three months ended March 31, 2003 has been reclassified to be consistent with the new segmented presentation. Our four operating segments are now as follows:

Wealth Management _ The wealth management segment consists of the wealth management operations of Dundee Wealth and its operating subsidiaries, as well as the wealth management activities conducted through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.

Real Estate _ The real estate segment consists of the land and housing operations of our 85% owned subsidiary, Dundee Realty Corporation (“Dundee Realty”), as well as our 31% interest in Dundee Real Estate Investment Trust ("Dundee REIT").

Resources _ The resource segment consists of our holdings in a variety of resource entities, including our 51% owned subsidiary, Eurogas Corporation (“Eurogas”), and our interests in Dundee Precious Metals Inc. ("Dundee Precious") and Breakwater Resources Ltd. ("Breakwater").

Other Investments and Corporate Costs _ Our other investments and corporate costs segment includes our remaining corporate investments that may either be accounted for on an equity basis if they are subject to significant influence, or are accounted for at cost. This segment also includes our general corporate overhead costs, which are not specifically allocated to any operating division.

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Segmented Earnings

(in thousands of dollars)						2004

	Wealth Management			Other Investments and Corporate Costs
For the three months ended March 31, 2004		Real Estate	Resources		Intersegment	TOTAL

REVENUES
Management and administration fees	$58,813	$-	$-	$-	$-	$58,813
Redemption fees	2,823	-	-	-	-	2,823
Financial services	98,164	-	-	818	(818)	98,164
Real estate revenue	-	26,605	-	-	-	26,605
Oil and gas sales, net of royalties	-	-	1,935	-	-	1,935
Investment income	651	-	16,630	6,033	(89)	23,225

	160,451	26,605	18,565	6,851	(907)	211,565

EXPENSES
Selling, general and administrative	51,819	1,510	350	3,265	(818)	56,126
Variable compensation	69,593	-	-	-	-	69,593
Trailer fees	10,246	-	-	-	-	10,246
Operating costs, real estate	-	17,544	-	-	-	17,544
Operating costs, oil and gas properties	-	-	554	-	-	554

	131,658	19,054	904	3,265	(818)	154,063

OPERATING EBITDA	28,793	7,551	17,661	3,586	(89)	57,502
Amortization of deferred sales commissions	9,475	-	-	-	-	9,475
Depreciation, depletion and amortization	2,262	35	486	240	-	3,023
Interest expense	537	164	5	2,818	(89)	3,435

OPERATING EARNINGS	16,519	7,352	17,170	528	-	41,569

Equity earnings	-	5,550	2,703	110	-	8,363
Non controlling interest	(3,726)	-	(179)	-	-	(3,905)

	$12,793	$12,902	$19,694	$638	$-	46,027

Dilution loss						(979)
Income taxes						(14,996)

NET EARNINGS FOR THE PERIOD						$30,052

(in thousands of dollars)						2003

	Wealth Management			Other Investments and Corporate Costs
For the three months ended March 31, 2003		Real Estate	Resources		Intersegment	TOTAL

REVENUES
Management and administration fees	$38,361	$-	$-	$-	$-	$38,361
Redemption fees	3,050	-	-	-	-	3,050
Financial services	31,037	-	-	872	(872)	31,037
Real estate revenue	-	-	-	-	-	-
Oil and gas sales, net of royalties	-	-	4,879	-	-	4,879
Investment income (loss)	(591)	-	21,201	(3,594)	(258)	16,758

	71,857	-	26,080	(2,722)	(1,130)	94,085

EXPENSES
Selling, general and administrative	32,121	-	453	1,739	(872)	33,441
Variable compensation	18,045	-	-	-	-	18,045
Trailer fees	7,426	-	-	-	-	7,426
Operating costs, real estate	-	-	-	-	-	-
Operating costs, oil and gas properties	-	-	2,566	-	-	2,566

	57,592	-	3,019	1,739	(872)	61,478

OPERATING EBITDA	14,265	-	23,061	(4,461)	(258)	32,607
Amortization of deferred sales commissions	10,762	-	-	-	-	10,762
Depreciation, depletion and amortization	1,352	-	399	203	-	1,954
Interest expense	1,058	-	4	2,829	(258)	3,633

OPERATING EARNINGS (LOSS)	1,093	-	22,658	(7,493)	-	16,258

Equity earnings (loss)	-	2,412	(914)	82	-	1,580
Non controlling interest	(299)	-	(273)	-	-	(572)

	$794	$2,412	$21,471	$(7,411)	$-	17,266

Dilution loss						(1,620)
Income taxes						(2,783)

NET EARNINGS FOR THE PERIOD						$12,863

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RESULTS OF OPERATIONS

Three Months Ended March 31, 2004 compared to the Three Months Ended March 31, 2003

Net earnings for the first quarter of 2004 were $30.1 million or $1.19 per share, significantly higher than the $12.9 million or $0.51 per share earned in the same period of 2003. Our Company generated operating EBITDA of $57.5 million in the first quarter of 2004, up 76% from the $32.6 million earned in the same period of 2003. The increase in operating EBITDA is largely due to an increase in average fee generating assets in Dundee Wealth which, on a combined managed and administered basis ended the current quarter at $40.2 billion. This compares with $16.4 billion at March 31, 2003 and $38.4 billion at December 31, 2003. Also contributing to growth in operating EBITDA are profits within our land and housing business which we began consolidating on June 30, 2003.

Wealth Management

In the first quarter of 2004, the wealth management division earned operating EBITDA of $28.8 million and net earnings, before taxes, of $12.8 million from revenues of $160.5 million. This compares with operating EBITDA of $14.3 million and net earnings, before taxes, of $0.8 million from revenues of $71.9 million in the same period of 2003.

Dundee Wealth

Information on the operating results of Dundee Wealth, as reported by Dundee Wealth, can be found at www.sedar.com or www.dundeewealth.com.

Dundee Wealth is our largest holding and, following a stellar year completed in 2003, continues to show positive earnings momentum in the first quarter of this year. Net sales of $0.3 billion, augmented by market appreciation of $0.4 billion and growth in discretionary portfolio assets increased domestic AUM to $12.8 billion in the first quarter of 2004, an increase of $0.8 billion over AUM levels of $12.0 billion at the beginning of the year.

(in millions of dollars)

	March 31,	December 31,	March 31,
	2004	2003	2003

Assets under management, January 1, investment management division	$11,534	$8,632	$8,632
Net sales	294	436	(95)
Acquisitions	-	551	-
Market appreciation (depreciation)	399	1,915	(489)
Discretionary assets under administration	560	466	295

Assets under management, end of period	$12,787	$12,000	$8,343

Assets under administration, end of period	27,425	26,420	8,021
Combined assets under management and administration, end of period	$40,212	$38,420	$16,364

Growth in AUM resulted in management fee revenues increasing by $20.8 million in Dundee Wealth, from $37.4 million earned in the first quarter of 2003 to $58.2 million earned in the first quarter of the current year, including $2.4 million earned from the investment management operations of Cartier Partners Financial Group Inc. (“Cartier”), which was acquired on December 30, 2003. The average management fee paid on investment management fiduciary assets increased to 1.756% in the first quarter of 2004 compared with 1.730% in the first quarter of 2003. Current quarter management fee revenues include $4.4 million in performance fees earned on certain tax assisted resource limited partnerships.

Financial service revenues grew to $98.1 million in the first quarter of 2004 compared with $31.0 million earned in the same period of 2003. The most significant increase was in retail commission revenues in Dundee Wealth’s brokerage division, which reflect $54.3 million of commissions earned by the financial advisors of Cartier. Principal trading and corporate

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finance revenues also contributed to the growth in financial service revenues, increasing to $15.3 million in the first quarter of 2004 from $5.8 million in the same period of 2003. During the current quarter, the brokerage segment of Dundee Wealth participated in 56 public and private transactions (2003 – 36 transactions), which collectively raised approximately $4.6 billion (2003 - $1.2 billion).

Total expenses in Dundee Wealth, before amortization and interest charges were $130.6 million in the first quarter of 2004, up from $56.6 million in the same period of 2003. Variable compensation costs represent over 50% of total costs and, consistent with growth in financial service revenues, have increased from $18.0 million in the first quarter of 2003 to $69.6 million in the first quarter of the current year. Cartier operations account for $55.9 million of this increase, including $41.2 million in variable compensation costs. Selling, general and administrative costs are expected to increase further in the upcoming months as Dundee Wealth moves forward with the integration of the operations of Cartier. Certain of these costs were identified and accrued at the time the Cartier acquisition was recorded. Others will be expensed by Dundee Wealth as incurred.

The Dundee Bank

Revenues from our international wealth management subsidiaries were approximately $0.7 million in the current quarter, almost double the revenues of $0.4 million in the same period of 2003. Revenues in the first quarter of 2003 were adversely affected by foreign exchange fluctuations in the US dollar exchange rate. The Dundee Bank closed the first quarter with a small loss of $0.3 million compared with a loss of $0.6 million in the first quarter of 2003.

Real Estate

Our real estate division generated pre-tax earnings of $12.9 million in the first quarter of 2004 compared with $2.4 million in the same period of 2003. Current quarter earnings include the operations of Dundee Realty’s land and housing business on a consolidated basis, and include our proportionate share of the earnings of Dundee REIT on an equity accounted basis. Results in the first quarter of 2003 include our share of the combined operations of Dundee Realty’s land and housing business and operations from its revenue properties prior to the plan of arrangement completed in June 2003, and are accounted for on an equity basis.

Land and Housing Operations

(in thousands of dollars)

Components of Real Estate Operations*		Operating	Operating
For the three months ended March 31, 2004	Revenue	Costs	Margin

Revenue properties	$4,626	$2,917	$1,709
Land	12,494	6,209	6,285
Housing and condominiums	7,356	7,537	(181)
Management operations	1,397	881	516
Other	732	-	732

	$26,605	$17,544	$9,061

*Excludes general and administrative expenses, interest expense and depreciation and amortization

Real estate operating margins of $9.1 million in the first quarter of 2004 include $2.9 million relating to negative goodwill in respect of our historic purchase price discrepancies. The $2.9 million consists of $0.3 million in reduced amortization and $2.6 million from land and housing and condominiums inventory sold during the quarter, net of tax.

As discussed on pages 35 and 36 of our 2003 Annual Report, we continue to see strong demand for developed lots. In the first quarter of this year, Dundee Realty acquired 450 acres of land adjacent to the existing Meadows subdivision project in Edmonton. Dundee Realty committed to acquire an additional 160 acres in Calgary adjacent to the 320 acres that it currently owns. In Saskatoon, Dundee Realty is preparing to initiate marketing on 3 subdivision projects, while marketing

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also continues on developed property in Regina. In the second quarter of this year, Dundee Realty will begin the development of a luxury condominium project in Colorado that is expected to be completed in the fall of 2005. Additionally, we anticipate Dundee Realty marketing a townhouse development in Keystone, Colorado during the summer of this year.

In Toronto, we are expecting registration on the first tower of the Pantages condominium in the second quarter of this year and closing shortly thereafter, and Dundee Realty is on target to substantially complete the adjacent Opus Tower by the end of the current year. As discussed in our 2003 Annual Report, Dundee Realty acquired a 50% interest in the second and third phase of a luxury condominium development in downtown Calgary. Construction of phase two is anticipated to commence later in 2004.

Dundee REIT

Information on the operating results of Dundee REIT, as reported by Dundee REIT, can be found at www.sedar.com or www.dundeereit.com.

In the first quarter of 2004, Dundee REIT reported rental property revenues of $45.1 million, generating net operating income of $24.0 million. This represented a 34% increase compared to the same period of the previous year and was due primarily to contributions from acquisitions completed in late 2003 and 2004. Dundee REIT’s average occupancy rate during the first quarter of 2004 was 93.6%. Our share of earnings of Dundee REIT during the first quarter of 2004 aggregated $1.9 million.

In February 2004, Dundee REIT completed a public offering, generating gross proceeds of $110.0 million. As a result of the public offering, our ownership in Dundee REIT was reduced from 37% at the end of December 2003 to about 31% on March 31, 2004 and we recognized a dilution gain of $3.7 million.

In the first quarter of this year, we received $4.1 million in distributions from Dundee REIT which we chose to reinvest in additional units. As at March 31, 2004, we effectively owned 7.4 million units of Dundee Properties Limited Partnership, each unit being convertible at our option, into units of Dundee REIT on a one-for-one basis.

Resources

Several of our equity accounted investments in the resource segment applied the requirements of CICA Handbook Section 3110, “Asset Retirement Obligations” on a retroactive basis. As a result, we recorded a $3.5 million decrease in 2003 opening retained earnings, and increased earnings in 2003 by $0.1 million. The effect of the restatement to the comparative three months ended March 31, 2003 was to decrease net earnings by $0.3 million.

Net pre-tax earnings in our resource segment decreased from $21.5 million in the first quarter of 2003 to $19.7 million in the first quarter of this year. The increase in equity earnings from our resource based equity accounted investees was offset by lower earnings from our 51% owned subsidiary, Eurogas Corporation (“Eurogas”) and lower investment income resulting from our portfolio trading activity. We continued to realize investment gains from the disposition of certain resource holdings, including part of our interest in IAMGold Corporation. Sales of resource investments during the first quarter of 2004 generated proceeds of $21.6 million and a realized investment gain of $16.6 million.

Eurogas

Information on the operating results of Eurogas, as reported by Eurogas, can be found at www.sedar.com or

www.eurogascorp.com.

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As a result of an 18% drop in oil and gas prices, in the first quarter of 2004, Eurogas reported reduced oil and gas revenues of $1.9 million, generating net earnings after taxes and unrealized exchange gains of $0.4 million. By comparison, in the first quarter of 2003, revenues were $4.9 million, including $2.3 million of natural gas marketing revenues, generating net earnings after taxes of $0.6 million. Eurogas also reported lower production rates in the first quarter of 2004, largely due to the sale of non-core properties in 2003.

Eurogas is continuing with its reorganization proposal to separate the assets and operations of Eurogas into two parts, Canadian and foreign, with each part existing in a separate public company as management of Eurogas believes that this will maximize shareholder value by having separate management teams focus on the unique business opportunities in each business unit.

Resource Based Equity Accounted Investees

Equity earnings from our resource investments were $2.7 million, including a dilution gain of $2.2 million stemming from equity financings completed by Breakwater in the first quarter of 2004.

Breakwater is currently our most significant resource based equity accounted investee. In the first quarter of 2004, Breakwater generated net earnings of $2.2 million, compared with a net loss of $1.5 million in the first quarter of 2003. Improved earnings reflect continued improvement in base and precious metals prices, although the stronger Canadian dollar reduced realized Canadian dollar metal prices. At March 31, 2004, we owned approximately 52.0 million shares of Breakwater, or approximately 15%, and we held options to purchase 31.8 million shares at an average price of $0.20 per share. Additional information concerning Breakwater can be found at www.sedar.com or at www.breakwater.ca.

Dundee Precious Metals

On April 15, 2004, the shareholders of Dundee Precious approved the transformation of Dundee Precious from a closed-end investment company to an operating gold mining company and approved the termination of its investment management contract. As had been agreed, on April 19, 2004, Dundee Precious issued to Dundee Wealth 4,625,000 common shares of Dundee Precious and an option to purchase an additional 2,500,000 common shares at a price of $7.31 per share as a termination payment. This resulted in a gain of $26.8 million that will be recognized by Dundee Wealth in their operating results during the second quarter of 2004. As we had previously announced, we acquired from Dundee Wealth both the 4,625,000 common shares and the option to acquire the additional 2,500,000 shares for an aggregate cost of $27.8 million. After exercise of the option, our interest in Dundee Precious increased to approximately 21% and we will begin to equity account for this investment in the second quarter of 2004.

Other Investments and Corporate Costs

Corporate Investments

Our other investments operate in diverse industry sectors. Earnings generated by these investments during the first quarter of 2004 was $6.1 million compared with a loss in the first quarter of 2003 of $3.5 million, reflecting improved appreciation in our underlying investments.

	2004	2003

Investment income (loss)	$6,033	$(3,594)
Equity earnings	110	82

	$6,143	$(3,512)

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Corporate Costs

Selling, general and administrative expenses in this division represent costs associated with operating a public company and head office costs that have not been allocated to other operating segments. These costs have increased by $1.5 million in the first quarter of 2004 compared with the first quarter of 2003. This increase is primarily attributable to cash settlement of stock appreciation rights in respect of stock options, as detailed in note 6 to our First Quarter Financial Statements.

Corporate Interest Expense

Corporate interest expense was $2.8 million in each of the first quarters of 2004 and 2003, virtually all of which relates to interest due on our senior debentures. Although the Company’s resources may, from time to time, be invested in or utilized to support the activities of its various operating segments, the Company does not allocate interest expense to any particular operating segment.

Depreciation, Depletion and Amortization Expense

(in thousands of dollars)

For the three months ended March 31,	2004	2003

Capital assets	$1,915	$1,516
Deferred trademark costs	39	-
Bond issue costs	39	39
Real estate assets	35	-
Oil and gas properties	486	399
Funds under administration	509	-

	$3,023	$1,954

Income Tax Expense

Our effective income tax rate for the first quarter of 2004 is 30%, which is lower than the combined Canadian federal and provincial statutory income tax rate of 36%. This difference is attributable to two factors; a higher effective rate in the wealth management segment due income tax benefits not currently being recognized and secondly, due to a lower tax rate in the real estate segment due to changes that occurred within Dundee REIT.

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Quarterly Review

(in thousands of dollars, except per share amounts)

2004 For the three months ended		2003
		(Restated) (See note 1 to First Quarter Financial Statements)					2002
		For the three months ended				For the three months ended
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun

Revenue	$211,565	$183,553	$123,721	$86,691	$94,085	$88,116	$57,596	$73,962
Dilution (loss) gain	(979)	34,012	318	(10)	(1,620)	75,680	-	-
Net earnings (loss), before extraordinary gain	30,052	60,145	4,507	23,495	12,863	52,089	(7,306)	4,154
Net earnings (loss)	30,052	80,096	4,507	23,495	12,863	52,089	(7,306)	4,154

Earnings (loss) per share, before extraordinary gain
Basic	$1.19	$2.39	$0.18	$0.93	$0.51	$2.06	$(0.29)	$0.16
Diluted	$1.15	$2.34	$0.18	$0.92	$0.51	$2.05	$(0.29)	$0.16

Earnings (loss) per share
Basic	$1.19	$3.19	$0.18	$0.93	$0.51	$2.06	$(0.29)	$0.16
Diluted	$1.15	$3.12	$0.18	$0.92	$0.51	$2.05	$(0.29)	$0.16

Investment income earned from our corporate investment holdings is included with other operating revenues. Fluctuations in investment income will cause similar fluctuations in revenues. Other quarter-over-quarter variances are largely due to acquisitions, including resulting dilution gains earned in the fourth quarters of both 2003 and 2002. Further significant variances include the recognition of performance fee revenues in the fourth quarter of 2003. Performance fees are only recognized in earnings when they can be determined with certainty.

The current quarter shows significant fluctuations, both in revenues and expenses, as a result of the Cartier transaction completed by Dundee Wealth on December 30, 2003. Details of the Cartier acquisition and its impact on revenues and expenses in the current quarter are described in this report under “Results of Operations – Wealth Management”.

Financial Condition

The following is a discussion of the more significant changes in balance sheet items.

Corporate Investments

All of our investments, other than our consolidated investments in Dundee Wealth, Dundee Realty and Eurogas, are recorded as "corporate investments" on our balance sheet. As at March 31, 2004, the market value of these other corporate investments was $446 million. Market value has been determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

(in thousands of dollars)

	As at March 31, 2004		As at December 31, 2003

	Book	Market	Book	Market
	Value	Value	Value	Value

Equity accounted investments	$163,644	$222,804	$154,981	$210,681
Marketable securities	12,519	14,092	24,027	24,958
Other corporate investments	135,534	209,088	145,859	238,947

	$311,697	$445,984	$324,867	$474,586

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During the current quarter, we sold certain investments for proceeds of $45.5 million, realizing gains of $21.4 million. Included in these transactions are proceeds of $15.1 million generated on the sale of marketable securities and $27.9 million from the sale of various public investment holdings. The market value of our holdings may fluctuate significantly and may be subject to influences that are not directly under our control, including reorganizations initiated by some of our public investment holdings and global capital market conditions generally. As a result, our portfolio activity will vary from period to period, resulting in investment gains and losses that may fluctuate significantly.

Real Estate Assets
Real estate assets as at March 31, 2004 and December 31, 2003 consist of:

(in thousands of dollars)

	March 31,	December 31,
	2004	2003

Land	$21,051	$16,612
Housing and condominiums	68,032	63,872
Revenue properties	17	-

	$89,100	$80,484

Brokerage Securities Related Balances

Client Accounts Receivable and Client Deposits and Related Liabilities – Client account balances in Dundee Wealth’s brokerage subsidiaries at any given period end is determined on a trade date basis and includes balances related to unsettled trades. These balances may vary significantly on a day-to-day basis, reflecting changes in the volume of trading activity, although such variance does not necessarily represent any change to our financial position. As at March 31, 2004, client accounts receivable increased to $425.7 million compared with $354.3 million at the end of December 2003 and $343.7 million at March 31, 2003. Client deposits and related liabilities increased in the first quarter of 2004 to $382.1 million compared with $336.1 million at the end of 2003 and $369.3 million at the end of March 2003.

Call Loan – Similar to client account balances, amounts borrowed pursuant to the $100 million call loan facility available to one of Dundee Wealth’s brokerage subsidiaries may vary significantly on a day-to-day basis, depending on securities trading activity, without necessarily representing a change to Dundee Wealth’s financial position. Amounts borrowed pursuant to this call loan facility, which at March 31, 2004, totaled $4.8 million, have been included in bank indebtedness. Bank indebtedness at December 31, 2003 was $21.2 million.

Goodwill and Other Intangible Assets

During the current quarter, the net book value of goodwill and other intangible assets decreased by $9.0 million. As discussed in note 19 to our 2003 Audited Financial Statements, in the first quarter of 2004, the non controlling shareholder of DWM Inc. (“DWM”), Dundee Wealth’s main operating subsidiary, completed a $25.0 million cash subscription for additional common shares of DWM. As the subscription was received as part of a series of transactions resulting from the Cartier acquisition and the subsequent transfer of Cartier from Dundee Wealth to its subsidiary, the resulting dilution effect of $8.5 million was applied to reduce goodwill in respect of Cartier, instead of being included as a dilution gain in current earnings. Amortization of intangible assets totaled $0.5 million in the first quarter of 2004. There was no comparable amortization expense in the first quarter of 2003 as the amortized intangible assets were acquired as part of the Cartier acquisition. Details of these intangible assets and their expected life are disclosed in note 2 to our 2003 Audited Financial Statements.

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Non Controlling Interest

Non controlling interest increased by $31.8 million during the first quarter of 2004 and reflects the $25.0 million subscription by the non controlling shareholder of DWM discussed above, adjusted downwards for the $8.5 million. The increase also reflects $11.9 million relating to the issuance of shares by Dundee Wealth to its non controlling shareholders including $10.0 million issued on the exercise of over-allotment options granted by Dundee Wealth as part of its public financing completed in December 2003. The non controlling interest in earnings during the first quarter of 2004 was $3.9 million of which $0.5 million was distributed as dividends.

Corporate Debt

Details of the Company’s debt facilities can be found in note 9 to our 2003 Audited Financial Statements. In the first quarter of 2004, Dundee Wealth’s subsidiary renegotiated its revolving term credit facility, extending the maturity date to January 1, 2005. All other terms of the credit facility remain the same. Amounts outstanding under our various debt facilities as at March 31, 2004 and December 31, 2003 are illustrated in the table below.

(in thousands of dollars)

	March 31, 2004	December 31, 2003

Corporate
$150,000,000 - 6.70% senior debentures due September 24, 2007	$149,839	$149,827
$55,000,000 - Revolving term credit facility	-	54,888
Subsidiaries
$22,300,000 - Revolving term credit facility, subsidiary of Dundee Wealth	2,500	22,294
Real estate debt	50,045	51,886
Income Trusts	10,483	10,903
Prime Trust	1,507	1,712
Deferred acquisition obligation and other debt	2,918	4,112

	$217,292	$295,622

Subsequent to March 31, 2004, we renegotiated our $55 million corporate revolving term credit facility, extending the maturity date to April 29, 2005. All other terms of our corporate facility remain the same.

Real estate debt includes housing advances of $37.3 million, most of which are expected to expire in the remainder of 2004.

Liquidity and Capital Resources

Significant Sources and Uses of Cash and Short Term Investments

General operations resulted in an inflow of cash and short term investments during the first quarter of 2004 of $22.0 million compared with an outflow of $3.3 million in the same period of 2003. At March 31, 2004, cash and short term investments aggregated $147.6 million compared with $151.6 million at March 31, 2003, virtually unchanged from $148.7 million at the end of 2003. In addition to cash and short term investments, corporate investments with a market value of $14 million as at March 31, 2004 are redeemable by Dundee Wealth. The Company’s most significant cash flow changes are discussed below:

  In January 2004, we received a $25.0 million cash subscription from DWM. Dundee Wealth also raised additional equity of $9.5 million, net of costs, from the exercise of an over-allotment option issued to the underwriters in connection with their public financing completed in December 2003.
  Gross sales of investment management fiduciary assets were $1.2 billion in the first quarter of 2004, compared with $394 million in the same period of 2003. As a result, sales commissions paid on these new sales more than doubled in the first quarter of 2004 from the $8.3 million paid in the first quarter of 2003.

D U N D E E    B A N C O R P    I N C .

  Securities related balances varied throughout the first quarter of 2004. These variances may be significant on a day-today basis, although they do not necessarily reflect any change to our financial position. Client balances represented a net cash outflow of $25.4 million during the current quarter compared with a cash outflow of $4.4 million in the same period of 2003. Securities owned, net of securities sold short, represented a net cash inflow of $29.2 million in the current quarter compared with a cash inflow of $3.2 million in the first quarter of 2003. As discussed earlier, client balances are reported on a trade date basis.
  Proceeds from the sale of corporate investments were $45.5 million in the first quarter of 2004 compared with $53.9 million in the same period of 2003. The Company reinvested approximately $3.3 million of these proceeds back into other investments.
  Cash raised through equity issues and through operations, including proceeds from the sale of investments, permitted the Company to repay approximately $75.5 million of debt.

Dundee Wealth’s subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital, which is usually maintained in cash or other liquid assets. At March 31, 2004, all regulated entities were in compliance with regulatory capital requirements and reported capital of $35 million in excess of requirements.

Cash Requirements

Management is of the view that cash flows generated from operations, together with the Company’s borrowing facilities, will be sufficient to meet ongoing working capital requirements, including planned capital spending and debt servicing requirements.

Contingencies, Commitments and Off-Balance Sheet Obligations

There have been no substantive changes to the description and nature of contingencies, commitments and off-balance sheet obligations from those described on pages 47 and 48 of our 2003 Annual Report.

Issuances of Share Capital Subsequent to the First Quarter

(in thousands of dollars, except for number of shares)

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL

	Number	Amount	Number	Amount	Number	Amount

Outstanding March 31, 2004	24,201,164	$282,044	1,049,193	$8,238	25,250,357	$290,282

Issued subsequent to
March 31, 2004
Options exercised	32,594	400	-	-	32,594	400

Total Share Capital
Outstanding May 7, 2004	24,233,758	$282,444	1,049,193	$8,238	25,282,951	$290,682

D U N D E E    B A N C O R P    I N C .

Stock Options Outstanding

A summary of the status of the Company’s share option plans as at May 7, 2004 and for the period from January 1, 2004 to May 7, 2004, and as at and for the year ended December 31, 2003 are detailed in the table below.

	As at May 7, 2004		As at December 31, 2003

		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of year	2,076,834	$15.16	2,484,169	$16.07
Granted	550,000	$27.51	-	$-
Exercised	(470,251)	$13.49	(216,335)	$13.07
Cancelled	(10,000)	$14.63	(191,000)	$29.39

Outstanding, end of period	2,146,583	$18.69	2,076,834	$15.16

Exercisable, end of period	1,554,915	$15.68	2,023,499	$15.17

		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable

$8.63 to $9.50	135,333	$8.66	0.62	135,333
$13.15 to $14.85	986,798	$14.45	5.07	965,131
$15.40 to $17.75	372,952	$17.30	3.31	352,951
$27.25 to $40.75	651,500	$27.99	5.15	101,500

Managing Risk

Our identification of risk factors affecting our business and the approaches to managing these risks have not changed significantly from those described on pages 49 through 51 of the 2003 Annual Report.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions. Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally. These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company. The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements. The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise.

Information Concerning Dundee Bancorp

Additional information relating to Dundee Bancorp, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario May 7, 2004

D U N D E E    B A N C O R P    I N C .

Consolidated Financial Statements

DUNDEE BANCORP INC.

As at March 31, 2004 and for the three months ended March 31, 2004 and 2003

D U N D E E B A N C O R P I N C .

Notice required under National Instrument 51-102, “Continuous Disclosure Obligations” part 3.3(3)(a).

The comparative consolidated financial statements for the three months ended March 31, 2003 presented in these unaudited interim consolidated financial statements have not been reviewed by an external auditor.

D U N D E E    B A N C O R P    I N C .

     D U N D E E     B A N C O R P    I N C .

C O N S O L I D A T E D  B A L A N C E   S H E E T S

As at March 31, 2004 and December 31, 2003
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2004	December 31, 2003

		(Restated)
		(note 1)
ASSETS
Cash and short term investments	$147,623	$148,658
Brokerage securities owned	25,377	24,978
Accounts receivable	139,341	170,682
Client accounts receivable	425,706	354,347
Corporate investments (note 3)	311,697	324,867
Deferred sales commissions	95,067	85,309
Capital and other assets	170,622	160,625
Goodwill and other intangible assets (note 4)	456,119	465,135

TOTAL ASSETS	$1,771,552	$1,734,601

LIABILITIES
Bank indebtedness	$4,763	$21,181
Accounts payable and accrued liabilities	172,005	186,276
Brokerage securities sold short	33,515	3,966
Client deposits and related liabilities	382,131	336,126
Income taxes payable	19,811	13,827
Corporate debt (note 5)	217,292	295,622
Future income tax liabilities	39,007	38,552

	868,524	895,550

NON CONTROLLING INTEREST	277,631	245,818

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares	290,282	288,740
Contributed surplus	987	987
Retained earnings	334,810	304,758
Foreign currency translation adjustment	(682)	(1,252)

	625,397	593,233

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,771,552	$1,734,601

The accompanying notes are an integral part of these consolidated financial statements.

Contingencies (note 9)

D U N D E E    B A N C O R P   I N C .

D U N D E E    B A N C O R P    I N C .

C O N S O L I D A T E D    S T A T E M E N T S    O F    O P E R A T I O N S

For the three months ended March 31, 2004 and 2003
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	March 31, 2004	March 31, 2003

		(Restated)
		(note 1)
REVENUE
Management and administration fees	$58,813	$38,361
Redemption fees	2,823	3,050
Financial services	98,164	31,037
Real estate revenue	26,605	-
Oil and gas sales, net of royalties	1,935	4,879

	188,340	77,327
Investment income	23,225	16,758

	211,565	94,085

EXPENSES
Selling, general and administrative	56,126	33,441
Variable compensation	69,593	18,045
Trailer fees	10,246	7,426
Operating costs, real estate	17,544	-
Operating costs, oil and gas properties	554	2,566

	154,063	61,478

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	57,502	32,607
Amortization of deferred sales commissions	9,475	10,762
Depreciation, depletion and amortization	3,023	1,954
Interest expense	3,435	3,633

OPERATING EARNINGS	41,569	16,258
Share of earnings of equity accounted investees	8,363	1,580
Dilution loss	(979)	(1,620)
Income taxes
Current	(14,346)	(1,223)
Future	(650)	(1,560)
Non controlling interest	(3,905)	(572)

NET EARNINGS FOR THE PERIOD	$30,052	$12,863

RETAINED EARNINGS AT BEGINNING OF PERIOD	$304,758	$184,787
Change in opening retained earnings to account for
changes in accounting policies (note 1)	-	(3,452)
Net earnings	30,052	12,863
Premiums related to cancellation of share capital	-	(70)

RETAINED EARNINGS AT END OF PERIOD	$334,810	$194,128

EARNINGS PER SHARE (note 7)
Basic	$1.19	$0.51
Diluted	$1.15	$0.51

The accompanying notes are an integral part of these consolidated financial statements.

D U N D E E    B A N C O R P    I N C .

D U N D E E    B A N C O R P    I N C .

C O N S O L I D A T E D    S T A T E M E N T S    O F    C A S H F L O W S

For the three months ended March 31, 2004 and 2003
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2004	March 31, 2003

		(Restated)
		(note 1)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the period	$30,052	$12,863
Non cash items in earnings:
Depreciation, depletion and amortization	12,498	12,716
Net gains from corporate investments	(21,448)	(16,485)
Share of unremitted equity earnings	(8,363)	(1,580)
Dilution loss	979	1,620
Future income taxes	650	1,560
Non controlling interest	3,905	572
Other	545	405

	18,818	11,671
Changes in:
Accounts receivable	29,103	514
Accounts payable and accrued liabilities	(9,273)	(5,341)
Bank indebtedness	(16,418)	(7,374)
Income taxes payable	4,045	(1,468)
Brokerage securities owned and sold short, net	29,150	3,157
Client accounts receivable, net of client deposits and related liabilities	(25,354)	(4,434)
Development of land, housing and condominium inventory	(6,579)	-
Other real estate working capital	(1,512)	-

CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES	21,980	(3,275)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on dispositions of portfolio investments	45,460	53,851
Acquisitions of portfolio investments	(3,285)	(3,306)
Acquisition of non controlling interest	(1,000)	(2,000)
Sales commissions paid on distribution of mutual funds	(19,233)	(8,269)
Acquisition of shares in subsidiary	-	(1,931)
Acquisition of land held for development	(6,547)	-
Other	(3,876)	(2,034)

CASH PROVIDED FROM INVESTING ACTIVITIES	11,519	36,311

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in corporate debt (note 5)	(75,501)	(1,317)
Increase in real estate debt	4,724	-
Issuance of Class A subordinate shares, net of issue costs	1,503	102
Acquisition of Class A subordinate shares	-	(430)
Issuance of shares in subsidiaries to non controlling interests (note 4)	35,195	869
Dividends paid by subsidiaries to non controlling shareholders	(455)	(136)

CASH USED IN FINANCING ACTIVITIES	(34,534)	(912)

NET (DECREASE) INCREASE IN CASH DURING THE PERIOD	(1,035)	32,124
Cash and short term investments, beginning of period	148,658	119,467

CASH AND SHORT TERM INVESTMENTS, END OF PERIOD	$147,623	$151,591

Cash flows from operating activities include the following:
Interest paid	$3,435	$3,633
Taxes paid	$11,849	$3,529

The accompanying notes are an integral part of these consolidated financial statements.

D U N D E E   B A N C O R P    I N C .

DUNDEE BANCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2004 (tabular dollar amounts in thousands of Canadian dollars, except per share amounts) (unaudited)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The interim consolidated financial statements of Dundee Bancorp Inc. (the “Company” or “Dundee Bancorp”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2003 (“2003 Audited Financial Statements”), except as noted below. The Company’s interim consolidated financial statements do not include all disclosures required by GAAP for annual consolidated financial statements and accordingly, should be read in conjunction with the 2003 Audited Financial Statements.

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated operating results of the wealth management segment of the Company for the three months ended March 31, 2004 include the operating results of Cartier Partners Financial Group Inc. (“Cartier”), which was acquired by a subsidiary of the Company on December 30, 2003.

Canadian Generally Accepted Accounting Principles

On January 1, 2004, the Company prospectively adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1100, “Generally Accepted Accounting Principles.” This section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

On implementation of Section 1100, the Company’s real estate segment adopted the straight-line method of rental revenue recognition whereby any contractual rent increases over the term of a lease are recognized into earnings over the lease term. Previously, revenues from leases that included contractual increases in basic rents were accounted for on a straight-line basis only where such increases exceeded expected increases in the projected Consumer Price Index. This change has been applied prospectively and had the effect of increasing net earnings in the first quarter of 2004 by $330,000.

The Company’s real estate segment previously amortized revenue properties using the sinking fund method. On implementation of Section 1100, the real estate segment adopted the straight-line method of depreciation for revenue properties. This change has been applied prospectively and had the effect of decreasing net earnings in the first quarter of 2004 by $1,184,000.

D U N D E E    B A N C O R P    I N C .

Asset Retirement Obligations

Effective January 1, 2004, the Company implemented the requirements of CICA Section 3110, “Asset Retirement Obligations.” This standard requires the inclusion of the estimated present value of the liability in respect of future abandonment and reclamation costs in the carrying value of its oil and gas properties, to be depleted in accordance with the Company’s depletion policy in respect of these assets. The liability will accrete until the Company settles the retirement obligation. Actual abandonment and reclamation costs incurred are charged against the liability, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation. Previously, estimated future abandonment and reclamation costs were provided for over the life of the reserves by the unit of production method.

Certain of the Company’s equity accounted investees in the resource segment have also applied the requirements of CICA Section 3110, resulting in a charge to retained earnings in these equity accounted investees, representing the amortization of resource properties.

The new standard has been applied retroactively. The impact on the December 31, 2003 restated balance sheet is as follows:

	As previously
	reported	Change	As restated

Corporate investments	$328,153	$(3,286)	$324,867
Capital and other assets	160,968	(343)	160,625
Future income tax liabilities	38,670	(118)	38,552
Retained earnings	308,160	(3,402)	304,758

The opening retained earnings as of January 1, 2003 has been decreased by $3,452,000 as a result of the retroactive application of the new accounting standard. The impact on the results of operations for the three months ended March 31, 2003 is to decrease the depreciation, depletion and amortization expense by $25,000, increase the future income tax provision by $9,000, increase non controlling interest by $8,000 and decrease share of earnings from equity accounted investees by $331,000.

Full Cost Accounting in the Oil and Gas Industry

On January 1, 2004, the Company adopted CICA Accounting Guideline 16, “Oil and Gas Accounting – Full Cost” (“AcG 16”), which replaces AcG 5 “Full Cost Accounting” in the oil and gas industry. This guideline recognizes impairment when the carrying amount of the oil and gas properties exceeds its undiscounted future cash flows based on estimated future commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proven and a portion of probable reserves are used in estimating fair value. This impairment test is conducted as at each annual balance sheet date. Previously, the “cost ceiling” limited the net book value of the oil and gas properties to the undiscounted and unescalated future net revenues from production of proven reserves. The implementation of AcG 16 did not have a material impact on the interim consolidated financial statements of the Company.

Hedging Relationships

On January 1, 2004, the Company prospectively adopted the requirements of CICA Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) which provides detailed guidance on the identification, designation, documentation and

D U N D E E    B A N C O R P    I N C .

effectiveness of hedging relationships for the purpose of applying hedge accounting. The implementation of AcG 13 did not have a material impact on the interim consolidated financial statements of the Company.

Impairment of Long-lived Assets

On January 1, 2004, the Company implemented the requirements of CICA Handbook Section 3063, “Impairment of Long-lived Assets” which provides guidance on impairment testing of long-lived assets. The implementation of CICA Section 3063 did not have a material impact on the interim consolidated financial statements of the Company.

2.  BUSINESS ACQUISITIONS

There were no business acquisitions undertaken in the first quarter of 2004. In the first quarter of 2003, the Company’s subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”) acquired the remaining 49% of the Canada Dominion Group of Companies that it did not already own for cash of $1,000,000 and a note payable of a further $3,000,000 to be paid in three equal installments of $1,000,000 on the first three anniversary dates of the transaction. Details of the acquisition and the allocation of the purchase price to the estimated fair value of assets and liabilities acquired are disclosed in note 2 to the 2003 Audited Financial Statements.

3.  CORPORATE INVESTMENTS
			As at March 31, 2004					As at December 31, 2003
	Period End		Non-			Year end		Non-
	Ownership	Listed	Quoted	Loans	Total	Ownership	Listed	Quoted	Loans	Total

Equity Accounted Investments
Breakwater Resources Ltd.	15%	$23,141	$-	$-	$23,141	18%	$20,386	$-	$-	$20,386
Dundee Real Estate Investment Trust (note a)	31%	133,543	-	-	133,543	37%	127,692	-	-	127,692
Other		1,789	3,180	1,991	6,960		1,841	3,071	1,991	6,903
Marketable Securities		12,519	-	-	12,519		24,027	-	-	24,027
Other Portfolio Investments		96,804	15,278	23,452	135,534		104,689	15,068	26,102	145,859

		$267,796	$18,458	$25,443	$311,697		$278,635	$18,139	$28,093	$324,867
(a)	The Company's interest in Dundee Real Estate Investment Trust is held through units of Dundee Properties Limited Partnership. These limited partnership units are convertible, at the Company's option, into units of Dundee Real Estate Investment Trust on a one-for-one basis.

The fair market value of corporate investments as at March 31, 2004 approximates $446,000,000 (December 31, 2003 -$475,000,000), determined using quoted market values for listed securities and carrying values for non-quoted securities and loans.

Corporate Investments Segregated by Business Segment

	March 31,	December 31,
	2004	2003

Real estate	$133,543	$127,692
Resources	50,608	52,864
Other investments	127,546	144,311

	$311,697	$324,867

4.   GOODWILL AND OTHER INTANGIBLE ASSETS

On January 28, 2004, the non controlling shareholder of Dundee Wealth’s main operating subsidiary, DWM Inc. (“DWM”) made a $25,000,000 cash subscription for additional common shares of DWM pursuant to its pre-emptive right. Consequently, Dundee Wealth’s interest in DWM was diluted from 86.0% to 83.7%. As the subscription was received as part of a series of transactions resulting from the acquisition of Cartier and the subsequent transfer of Cartier from Dundee Wealth to its subsidiary, the resulting dilution effect of $8,507,000 was applied to reduce goodwill in respect of Cartier.

D U N D E E    B A N C O R P    I N C .

	Funds	Investment
	under	Management
	Administration	Contracts	Goodwill	Total

Opening net book value, January 1, 2004	$30,573	$105,015	$329,547	$465,135
Investment by non controlling shareholder
in subsidiary	-	-	(8,507)	(8,507)
Amortization	(509)	-	-	(509)

Closing net book value, March 31, 2004	$30,064	$105,015	$321,040	$456,119

5.  CORPORATE DEBT

In the first quarter of 2004, a subsidiary of Dundee Wealth renegotiated its $22,300,000 revolving term credit facility with a Canadian chartered bank, extending the maturity date to January 1, 2005. Other terms of the facility remained unchanged.

Subsequent to March 31, 2004, the Company renegotiated its corporate revolving term credit facility with a Canadian chartered bank, extending the maturity date to April 29, 2005. Other terms of the facility remain unchanged.

6.   SHARE CAPITAL

Common Shares Issued and Outstanding

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 2003	24,106,378	$280,502	1,049,193	$8,238	25,155,571	$288,740
Issued in the three months
ended March 31, 2004
Issuance of shares under the
employee share incentive plan	4,286	78	-	-	4,286	78
Options exercised	90,500	1,464	-	-	90,500	1,464

Outstanding, March 31, 2004	24,201,164	$282,044	1,049,193	$8,238	25,250,357	$290,282

Share Option Plan

In the first quarter of 2004, employees and directors exercised 195,834 options at an average price of $15.05. A total of 90,500 of these options were exercised for shares while the remaining 105,334 were exercised under stock appreciation rights and settled in cash, for which the Company recorded an associated expense of $1,056,000. At March 31, 2004, there were 1,881,500 share options outstanding at an average exercise price of $15.17, of which 1,827,665 had met the vesting requirements.

Subsequent to March 31, 2004, the Board of Directors approved the issuance of an additional 550,000 stock options at an exercise price of $27.51. These new options will become exercisable as to 20%, on a cumulative basis, over a five year period and will expire five and a half years from the date of grant.

D U N D E E    B A N C O R P    I N C .

7.	EARNINGS PER SHARE

	For the three months ended March 31,	2004	2003

	Net earnings available to Class A Subordinate Share holders and
	Class B common share holders	$30,052	$12,863
	Weighted average number of shares outstanding	25,222,118	25,326,965
	Basic earnings per share	$1.19	$0.51

	Effect of dilutive securities to available net earnings	$(284)	$-
	Effect of dilutive securities to weighted average number of shares outstanding	776,446	123,340
	Diluted earnings per share	$1.15	$0.51

8.	STOCK BASED COMPENSATION
Details of the Company’s share incentive plan components are disclosed in note 11 to the 2003 Audited Financial Statements. The following table details the recognition of stock based compensation expense and the issuance of shares under the Company’s share incentive plans during the three months ended March 31, 2004 and 2003.

Options issued after January 1, 2003, are subject to the provisions of CICA Handbook Section 3870, “Stock Based Compensation”, and are recognized as stock based compensation at estimated fair values over the vesting period of each individual option. Had the Company applied the criteria in Section 3870 to options granted in the year ended December 31, 2002, stock compensation expense would have increased by $227,000 in the first quarter of 2004 (2003 - $319,000). This would not have had any material effect on earnings per share.

9.  CONTINGENCIES

A subsidiary of Dundee Wealth is named in a claim initiated by 19 former clients of a former financial advisor of Hewmac Investment Services Inc. (“Hewmac”), each claiming approximately $1,000,000. Hewmac was acquired by Ross Dixon Financial Services Ltd., which was subsequently acquired by Dundee Wealth as part of the acquisition of Canadian First Financial Group Inc. in August 2002. This subsidiary is also named in a third party claim commenced by a number of plaintiffs, some of whom were clients of former financial advisors. The plaintiffs, who have offered to settle their claim for US$3,800,000, did not make a claim directly against the Company’s subsidiary. Management’s initial analysis of these claims indicates that they are frivolous, unsubstantiated in the amounts of the claims and without merit. The Company intends to vigorously defend itself against these claims.

D U N D E E    B A N C O R P    I N C .

The Company is a defendant in various legal actions. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management that adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

10.   SEGMENTED INFORMATION

The Company has four business segments: wealth management, real estate, resources and other investments and corporate costs. As a result of various transactions completed in 2003, the Company has reevaluated the composition of its operating segments, resulting in a change in reportable operating segments. Comparative figures have been reclassified to reflect the new reporting structure.

Wealth Management

The wealth management division includes the operations of Dundee Wealth, a publicly-listed wealth management company that provides investment management, securities brokerage, financial planning and investment advisory services to individuals, financial advisors, institutions, corporations and foundations. International wealth management activities are carried out through The Dundee Bank, a Cayman Islands registered bank licensed with the Cayman Islands Monetary Authority and through its subsidiaries, which primarily provide banking services and administrative services to international mutual funds, hedge funds and other investment clients.

Real Estate

The operating results of Dundee Realty’s land and housing business are included in this business segment. The real estate segment also includes the operating results of Dundee REIT which is accounted for on an equity basis.

Resources

The resource segment includes a number of significant investments in the resource sector. Included in the resource segment are operating results from the Company’s 51% interest in Eurogas Corporation (“Eurogas”), including its exploration and development activities carried out in Canada, Spain and Tunisia. The resource segment also includes the Company’s interest in Dundee Precious Metals Inc., Breakwater Resources Ltd., and several other smaller resource holdings.

Other Investments and Corporate Costs

This segment consists of the remaining public and private investment holdings, covering a wide spectrum of industry sectors. These investments are generally carried at cost, but may be accounted for on an equity basis if the Company exerts significant influence over the affairs of the investee company.

Segmented earnings for the three months ended March 31, 2004 and 2003

							Other Investments and Corporate Costs
	Wealth Management		Real Estate		Resources				Intersegment		TOTAL
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Revenues	$160,451	$71,857	$26,605	$-	$18,565	$26,080	$6,851	$(2,722)	$(907)	$(1,130)	$211,565	$94,085
Expenses	143,932	70,764	19,253	-	1,395	3,422	6,323	4,771	(907)	(1,130)	169,996	77,827

OPERATING EARNINGS (LOSS)	16,519	1,093	7,352	-	17,170	22,658	528	(7,493)	-	-	41,569	16,258
Equity earnings (loss)	-	-	5,550	2,412	2,703	(914)	110	82	-	-	8,363	1,580
Investment provision	-	-	-	-	-	-	-	-	-	-	-	-

NET EARNINGS (LOSS) BEFORE THE FOLLOWING ITEMS
	16,519	1,093	12,902	2,412	19,873	21,744	638	(7,411)	-	-	49,932	17,838
Dilution loss	-	-	-	-	-	-	-	-	-	-	(979)	(1,620)
Income taxes	-	-	-	-	-	-	-	-	-	-	(14,996)	(2,783)
Non controlling interest	(3,726)	(299)	-	-	(179)	(273)	-	-	-	-	(3,905)	(572)

NET EARNINGS (LOSS)	$12,793	$794	$12,902	$2,412	$19,694	$21,471	$638	$(7,411)	$-	$-	$30,052	$12,863

D U N D E E    B A N C O R P    I N C .

Segmented assets as at March 31, 2004 and December 31, 2003

							Other Investments and Corporate Costs
	Wealth Management		Real Estate		Resources				Intersegment		TOTAL
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Goodwill	$312,006	$320,513	$-	$-	$-	$-	$9,035	$9,035	$-	$-	$321,041	$329,548
Other Assets	891,714	840,859	305,415	296,911	102,886	105,231	150,496	162,052	-	-	1,450,511	1,405,053

TOTAL ASSETS	$1,203,720	$1,161,372	$305,415	$296,911	$102,886	$105,231	$159,531	$171,087	$-	$-	$1,771,552	$1,734,601

11.   FUTURE ACCOUNTING CHANGE

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”). AcG 15 requires the consolidation of variable interest entities by the primary beneficiary as defined therein. The CICA has noted plans to make amendments to the scope, definitions and application guidance contained in AcG 15. Such amendments are expected to be effective on or after November 1, 2004. The Company will assess the impact of the amendments once the revised guideline is issued.

1 2 .   S U B S E Q U E N T    E V E N T

On April 15, 2004, the shareholders of Dundee Precious Metals Inc. (“Dundee Precious”) approved the transformation of Dundee Precious from a closed-end investment company to an operating gold mining company, and approved the termination of its investment management contract with Dundee Wealth. In consideration for the termination of the investment management contract, Dundee Precious issued 4,625,000 common shares and granted an option to acquire an additional 2,500,000 common shares at $7.31 per share (the “Option”) to Dundee Wealth, and Dundee Wealth recognized a gain of $26,849,000 which will be reported in the second quarter. As previously agreed, on April 19, 2004, Dundee Wealth sold the 4,625,000 common shares and the Option to the Company, for cash of $27,843,000 and the Company immediately exercised the Option. As a result of these transactions, the Company increased its interest in Dundee Precious to 21% and, accordingly, will be accounting for this investment on an equity basis.

D U N D E E    B A N C O R P    I N C .

E X E C U T I V E    O F F I C E

Scotia Plaza, 55th Floor

40 King Street West

Toronto, Ontario M5H 4A9

R E G I S T R A R    A N D

T R A N S F E R    A G E N T

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Tel: (416) 981-9633

Fax: (416) 981-9800

Toll Free: 1 (800) 663-9097

S T O C K    L I S T I N G

The Toronto Stock Exchange

S T O C K    S Y M B O L

DBC.A

www.dundeebancorp.com